DM

18007492

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
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SEC MAIL PROCESSING
Received
MAR 01 2018
WASH, D.C.

SEC FILE NUMBER
~~8-66705~~ 8-69128

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 AND ENDING 12/31/17

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Highland Capital Funds Distributor, Inc.

OFFICIAL USE
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Crescent Court, Suite 700

(No. and Street)

Dallas	Texas	75201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Klos (972) 419-4478

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP

(Name – *if individual, state last, first, middle name*)

2001 Ross Avenue	Dallas	Texas	75201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

RMS

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Klos ______, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Highland Capital Funds Distributor, Inc.______, as of December 31 ______, 2017 ______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______

______

______

[signature]
Signature

FinOp
Title

Tara Loiben [signature]
Notary ID: 128585486
Notary Public

TARA LOIBEN
Notary ID # 128585486
My Commission Expires
April 15, 2019

This report**contains (check all applicable boxes):

- √ (a) Facing Page.
- √ (b) Statement of Financial Condition.
- √ (c) Statement of Income (Loss).
- ___ (d) Statement of Changes in Financial Condition.
- √ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ___ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- √ (g) Computation of Net Capital.
- ___ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ___ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ___ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c-3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ___ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- √ (l) An Oath or Affirmation.
- √ (m) A copy of the SIPC Supplemental Report.
- √ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HIGHLAND CAPITAL FUNDS DISTRIBUTOR, INC.

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Highland Capital Funds Distributor, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Highland Capital Funds Distributor, Inc. as of December 31, 2017, and the related statements of income, of changes in stockholder's equity and cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained within Schedules I and II is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information contained within Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

Dallas, Texas
February 23, 2018

We have served as the Company's auditor since 2014.

PricewaterhouseCoopers LLP, 2001 Ross Avenue, Suite 1800, Dallas, Texas 75201
T: (214) 999 1400, F: (214) 754 7991, www.pwc.com/us

HIGHLAND CAPITAL FUNDS DISTRIBUTOR, INC.

Balance Sheet

As of December 31, 2017

(In Thousands)

Assets		
Cash and cash equivalents	$	1,830
Segregated cash		27
Investments in marketable securities, at fair value (cost $865)		698
Receivables from affiliates		1,438
Fixed assets, net of accumulated depreciation of $11		4
Income tax receivable		124
Prepaid expenses		9
Deferred tax asset		80
Total assets	$	4,210
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable	$	40
Amounts payable on behalf of the 12b-1 Plan		27
Payable to affiliates		401
Accrued and other liabilities		688
Total liabilities		1,156
Stockholder's equity		3,054
Total liabilities and stockholder's equity	$	4,210

See accompanying notes to financial statements.

Statement of Income

For the Year Ended December 31, 2017

(In Thousands)

Revenue:	
Marketing and administrative services	$ 8,247
Managing broker dealer fees	448
Underwriter commissions	139
Dividend income	35
Total revenue	8,869
Expenses:	
Compensation and benefits	7,289
Professional fees	241
Shared services expenses	734
Other operating expenses	265
Total expenses	8,529
Income before unrealized appreciation on investments in marketable securities	340
Unrealized depreciation on investments in marketable securities	(37)
Income before income tax expense	303
Income tax expense	(159)
Net income	$ 144

See accompanying notes to financial statements.

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2017

(In Thousands)

	Common Stock	Paid in Surplus	Retained Earnings	Total
Balances, December 31, 2016	$ 4	$ 452	$ 2,454	$ 2,910
Net income	-	-	144	144
Balances, December 31, 2017	$ 4	$ 452	$ 2,598	$ 3,054

See accompanying notes to financial statements.

Statement of Cash Flows

For the Year Ended December 31, 2017

(In Thousands)

Cash flows from operating activities:		
Net income	$	144
Adjustment to reconcile net income to cash and cash equivalents provided by operating acivities:		
Depreciation		3
Net change in unrealized depreciation on investments in marketable securities		37
Dividend income received in-kind		(35)
Changes in assets and liabilities:		
Segregated cash		27
Receivables from affiliates		(217)
Deferred tax asset		(42)
Prepaid expenses		(3)
Income tax receivable		136
Other assets		5
Amounts payable on behalf of the 12b-1 Plan		(27)
Accrued and other liabilities		432
Net cash provided by operating activities		460
Net increase in cash and cash equivalents		460
Cash and cash equivalents		
Beginning of year		1,370
End of year	$	1,830
Supplemental disclosure of cash flow information:		
Taxes paid during the year	$	59

See accompanying notes to financial statements.

Notes to Financial Statements

December 31, 2017

1. Organization and Nature of Business

Highland Capital Funds Distributor, Inc. (Company), a Delaware Corporation, is a wholly-owned subsidiary of Highland Capital Management Fund Advisors, L.P. (HCMFA), a mutual fund investment advisor.

The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company was incorporated in the State of Delaware on June 14, 2012 as Pyxis Distributors, Inc. Effective March 19, 2013, the Company changed its name to Highland Capital Funds Distributor, Inc. For the period from June 14, 2012 through December 31, 2012 and for the period from January 1, 2013 through November 19, 2013, the Company was in the development stage, engaging in preparation of applications for regulatory approvals, raising of capital, financial planning, systems development, procurement of equipment and facilities, and recruiting activities. On November 20, 2013, the Company, upon receiving all the necessary regulatory approvals, officially began operations.

The Company is the distributor and underwriter of the mutual funds advised by HCMFA and closed-end funds, a non-traded business development company, Delaware statutory trusts, and other funds advised by NexPoint Advisors, L.P. (NexPoint). The Company does not engage in direct transactions with investors. The primary business activities of the Company are underwriting, wholesale fund marketing and distribution activities.

2. Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash held at U.S. and foreign banks, deposits with original maturities of less than 90 days, and money market funds. Cash equivalents are carried at cost, which approximates market value. At December 31, 2017, the Company held cash balances at certain financial institutions in excess of the federally insured limit of $0.3M. The Company regularly monitors the credit quality of these institutions.

Investments in Marketable Securities

Investments in marketable securities are classified as trading and carried at fair value. Unrealized gains or losses related to trading securities are reported within the Statement of Income in the period they occur.

Recognition of Revenue

Marketing and administrative services revenues, managing broker dealer fees, and underwriter commissions are accrued and recognized as they are earned.

Income Taxes

The Company accounts for income taxes under the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the statement of financial condition carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates in the years in which those temporary differences are expected to be recovered or settled. When applicable, a valuation allowance is established to reduce any deferred tax asset when it is determined that it is more-likely-than-not that some portion of the deferred tax asset will not be realized.

Benefits from uncertain tax positions are recognized in the statement of financial condition only when it is more-likely-than-not that the tax position will be sustained upon examination by the appropriate taxing authority having full knowledge of all relevant information. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of cumulative benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold are recognized in the reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold are derecognized in the reporting period in which that threshold is no longer met. The Company has not recorded any liability for uncertain tax positions.

As of December 31, 2017 the Company had a deferred tax asset of $0.1M.

Fixed Assets

Fixed assets are carried at cost, less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful life of the assets.

3. **Investments in Marketable Securities**

Detailed below is a summary of the Company's held for trading investments at December 31, 2017:

(in thousands)	Cost	Fair Value
Mutual funds	$ 865	$ 698
Total investments	$ 865	$ 698

4. Fair Value of Financial Instruments

Fair Value Measurement

U.S. GAAP defines fair value as the price an entity would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants as of the measurement date. The standard requires fair value measurement techniques to reflect the assumptions market participants would use in pricing an asset or liability and, where possible, to maximize the use of observable inputs and minimize the use of unobservable inputs. It also establishes the following hierarchy that prioritizes the valuation inputs into three broad levels:

- Level 1 – Valuation based on unadjusted quoted prices in active markets for identical assets and liabilities that the Partnership and the Consolidated Investment Funds have the ability to access as of the measurement date. Valuations utilizing Level 1 inputs do not require any degree of judgment.

- Level 2 – Valuations based on (a) quoted prices for similar instruments in active markets; (b) quoted prices for identical or similar instruments in markets that are not active that are reflective of recent market transactions; or (c) models in which all significant inputs are observable, either directly or indirectly.

- Level 3 – Valuations based on indicative quotes that do not reflect recent market transactions and models or other valuation techniques in which the inputs are unobservable and significant to the fair value measurement, which includes situations where there is little, if any, market activity for the asset or liability.

As of December 31, 2017, the Company's investments consisted entirely of mutual funds which are valued based off of unadjusted quoted prices.

The Company categorizes investments recorded at fair value in accordance with the hierarchy established under U.S. GAAP. All of the Company's investments at December 31, 2017 are classified as Level 1 positions.

5. Fixed Assets

Fixed assets are comprised of the following as of December 31, 2017:

(in thousands)

Computer and equipment	$	15
Accumulated depreciation		(11)
	$	4

The Company depreciates fixed assets as follows:

	Period
Computer and equipment	5 years

6. Income Taxes

Components of the income taxes for the year ended December 31, 2017 are as follows:

(in thousands)

Current:		
Federal	$	174
State		27
Total current		201
Deferred:		
Federal		(33)
State		(9)
Total deferred		(42)
Total provision for incomes taxes	$	159

A reconciliation between the amount of the reported provision for income taxes and expected income tax (computed by multiplying the statutory federal income tax rate (34%) times income before provision for income taxes) is as follows:

(in thousands)

Expected provision for income taxes	$	103
Remeasurement of net deferred tax asset		55
Other		(10)
Nondeductible expenses		2
State income taxes		(9)
Provision for income taxes	$	141

The net deferred tax benefit for the year ended December 31, 2017 includes the impact of the Tax Cuts and Jobs Act, which was enacted into law in December 2017. Remeasurement of deferred taxes is required in the period that law is enacted to change tax rates. The Tax Cuts and Jobs Act reduced the Company's corporate tax rate from 34% to 21%.

The components of deferred tax assets and liabilities are as follows:

(in thousands)

Deferred Tax Assets		
Capital assets	$	41
Accrued expenses		81
Depreciation and amortization		2
Total deferred tax assets		124
Valuation allowance		(41)
Deferred tax assets, net of valuation allowance	$	83
Deferred Tax Liabilities		
Accrued expenses		(2)
Depreciation and amortization		(1)
Total deferred tax liabilities		(3)
Net deferred tax asset	$	80

Deferred tax assets are primarily the result of tax deductions for the Company's deferred compensation plans. The Company has awarded bonuses to eligible employees which will not be deducted for tax purposes until payment is made. This temporary timing difference generates deferred taxes. The Company's accrued expenses also generate deferred taxes because the Company's tax deductions are lower than the expense recorded for financial statement purposes.

The Company is subject to U.S. federal income tax examinations by tax authorities for years since inception.

7. <u>**Related Party Transactions**</u>

The Company has entered into a Shared Services Agreement (Agreement), as most recently amended April 10, 2013, with HCMFA, a related party. During the term of the Agreement, HCMFA will provide to the Company certain shared services, including without limitation, all of the (i) finance and accounting services, (ii) human resources services, (iii) marketing services, (iv) legal services, (v) corporate services, (vi) information technology services, and (vii) operations services. The actual cost of such services will be allocated based on specific identification of such costs or a percentage of such costs between the Company and HCMFA, plus an applicable margin, and will be billed monthly. The term of the Agreement shall automatically renew for successive one year periods, unless cancelled by either party upon at least 60 days advance written notice. During the year ended December 31, 2017, the Company was allocated and expensed approximately $0.7M, which is included in the "Shared services" expenses financial statement line item.

The Company derives a significant portion of its income on marketing and administrative services it performs for and on behalf of HCMFA and Nexpoint Advisors, L.P. (NPA). The actual cost of such services will be allocated, plus an applicable margin, and will be billed monthly. During the year ended December 31, 2017, the Company derived approximately $8.2M in income, which is included in the "Marketing and administrative services" financial statement line item.

The Company serves as the principal underwriter for, and offers for sale on a continuous basis, each of NPA's Delaware statutory trusts. A portion of the Company's income is derived from managing broker dealer fees collected in relation to serving as the principal underwriter. During the year ended December 31, 2017, the Company derived approximately $0.4M in income, which is included in the "Managing broker dealer fees" financial statement line item.

The Company serves as the principal underwriter for, and offers for sale on a continuous basis, each of HCMFA's and NPA's advised funds. A portion of the Company's income is derived from underwriter commissions collected in relation to serving as the principal underwriter. During the year ended December 31, 2017, the Company derived approximately $0.1M in income, which is included in the "Underwriter commissions" financial statement line item.

The Company's held for trading investment is held in a mutual fund managed by an affiliate of the Company.

Notes to Financial Statements

December 31, 2017

In the normal course of business, the Company typically pays expenses related to marketing of managed funds. The company will receive payment as reimbursement for paying the expenses on behalf of the respective funds, including 12b-1 related expenses. As of December 31, 2017, approximately $1.4M in reimbursable expenses were due from various affiliated funds and entities for these expenses, and is included in "Receivables from affiliates" in the accompanying Balance Sheet.

A summary of receivables from and payables to affiliates at December 31, 2017 is as follows:

Receivables from affiliates:	
12b-1 fees	$ 242
Transfer pricing from HCMFA	484
Due from NexPoint Capital	513
Due from other affiliated entities	199
Total receivables from affiliates	1,438
Due to affiliates:	
Due to NexPoint Advisors	287
Due to other affiliates	114
Amounts payable on behalf of the 12b-1 Plan	27
Total due to affiliates	428
Net receivable from affiliates	$ 1,010

8. <u>Segregated Cash</u>

The Company serves as Administrator to a 12b-1 Plan (the "Plan") adopted by the mutual funds advised by HCMFA. The Company collects 12b-1 fees from the mutual funds to be disbursed for future eligible marketing and distribution costs of the Plan. These amounts are reported as "Segregated cash" and "Amounts payable on behalf of the 12b-1 Plan" on the Balance Sheet.

9. <u>Employee Benefits</u>

The Company, together with its parent company and other affiliates, has a noncontributory profit sharing plan integrated with a contributory 401(k) employee benefit plan (Plan) covering substantially all employees. Employees generally become eligible in the Plan upon attainment of the age of 21, with entry dates of January 1 and July 1 of each year. Under the Plan, the Company may contribute, at their discretion and subject to annual limitations, certain amounts in the form of matching, profit sharing and/or qualified non-elective contributions. Plan expense for the year ended December 31, 2017 was $0.2M and is included in the "Compensation and benefits" financial statement line item.

10. <u>Commitments, Guarantees and Contingent Liabilities</u>

In the normal course of business the Company may enter into contracts which provide general indemnifications and contain a variety of presentations and warranties that may expose the Company to some risk of loss. The amount of future losses arising from such undertakings, while not quantifiable, is not expected to be significant.

11. **Regulatory Requirements**

The Company is required by Rule 15c3-1 of the Securities Exchange Act of 1934 to maintain minimum net capital as defined, which is the greater of $50,000 or 6.67% of total aggregate indebtedness.

At December 31, 2017, the Company had total net capital and total aggregate indebtedness, as defined, of approximately $1.4M and $1.2M, respectively, resulting in a ratio of aggregate indebtedness to net capital of 0.9 to 1.0. Total net capital was approximately $1.3M above the minimum required net capital of approximately $0.1M.

The Company is claiming an exemption from Rule 15c3-3 of the 1934 Act in accordance with section (k)(1) of such rule. Under this exemption, the Company is not required to maintain deposits in special reserve accounts or compute required deposits in accordance with the reserve formula specified in Rule 15c3-3.

12. **Customer Protection, Reserves and Custody of Securities**

The Company does not hold customer accounts, funds, or securities.

13. **Subsequent Event**

The Company has performed an evaluation of subsequent events through February 23, 2018, which is the date the financial statements were available to be issued, and has determined that there are no material subsequent events that would require disclosure in the Company's financial statements.

SUPPLEMENTAL SCHEDULES

Supplemental Schedule I

Computation of Net Capital under SEC Rule 15c3-1

December 31, 2017

(In Thousands)

Computation of Net Capital under Rule 15c3-1

Net capital:	
Total stockholder's equity	$3,054
Less non-allowable assets:	
Receivables from affiliates	1,438
Other assets	138
Deferred tax asset	80
Net capital prior to haircuts on securities positions	1,398
Less haircuts on securities positions	63
Net capital as defined by Rule 15c3-3	1,335
Minimum net capital required	77
Excess net capital	1,258
Aggregate indebtedness:	
Accounts payable and accrued expenses	1,156
Total aggregate indebtedness	$1,156
Ratio of aggregate indebtedness to net capital	87%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5 of the Securities and Exchange Commission

There are no material differences between the above computation and the unaudited Part II Focus filed by the Company as of December 31, 2017.

Supplemental Schedule II

Computation for Determination of Reserve Requirements under SEC Rule 15c3-3

December 31, 2017

The Company is exempt from rule 15c3-3 per provision (k)(1).

Statement Pursuant to Paragraph (k)(1) per Rule 15c3-3 of the Securities and Exchange Commission

There are no material differences between the above computation and the unaudited Part II Focus filed by the Company as of December 31, 2017.

HIGHLAND CAPITAL MANAGEMENT

Highland Capital Funds Distributor, Inc.'s Exemption Report

Highland Capital Funds Distributor, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3 (k): (1).

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the period January 1, 2017 to December 31, 2017, without exception.

I, David Klos, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: FinOp

Date: 2/23/2018

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Highland Capital Funds Distributor, Inc.

We have reviewed Highland Capital Funds Distributor, Inc.'s assertions, included in the accompanying Highland Capital Funds Distributor Inc.'s Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(1) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2017 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended December 31, 2017.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

Dallas, Texas
February 23, 2018

PricewaterhouseCoopers LLP, 2001 Ross Avenue, Suite 1800, Dallas, Texas 75201
T: (214) 999 1400, F: (214) 754 7991, www.pwc.com/us

pwc

Report of Independent Accountants

To the Board of Directors of Highland Capital Funds Distributor, Inc.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Highland Capital Funds Distributor, Inc. and the Securities Investor Protection Corporation ("SIPC") (collectively, the "specified parties") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Highland Capital Funds Distributor, Inc. for the year ended December 31, 2017, solely to assist the specified parties in evaluating Highland Capital Funds Distributor, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for Highland Capital Funds Distributor, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures performed and results thereof are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2G of Form SIPC-7 with the respective cash disbursement records entries, as follows:

    a. Compared the listed assessment payments on page 1, items 2B and 2G of Form SIPC-7 in the amount of $579.67 and $100.85 to check number 1276 and 1298 dated July 26, 2017 and February 20, 2018, respectively, and payable to the order of Securities Investor Protection Corp., noting no differences.

2. Compared the Total Revenue amount reported on page 3 of the audited Form X-17A-5 for the year ended December 31, 2017 to the Total revenue amount of $8,831,912 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2017, noting no differences.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

    a. Compared additions on line 2b.7, "net loss from securities in investment accounts," of $1,927 to the trial balance, noting no differences.

    b. Compared deductions on line 2c.1, "revenues from the distribution of shares of a registered open end investment Companies or unit investment trust, etc., of $133,449 to the trial balance detail of account 45506 for the year ended December 31, 2017, which agreed to the audited Form X-17A-5 Statement of Operations for the year ended December 31, 2017, noting no differences.

    c. Compared deductions on line 2c.8, "non-securities related revenue-generated from transfer pricing," of $8,246,711 to the trial balance detail of account 45505 and 45506 for

PricewaterhouseCoopers LLP, 2001 Ross Avenue, Suite 1800, Dallas, Texas 75201
T: (214) 999 1400, F: (214) 754 7991, www.pwc.com/us

the year ended December 31, 2017, which agreed to the audited From X-17A-5 Statement of Operations for the year ended December 31, 2017, noting no differences.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues of $453,679 on line 2d on page 2 of the Form SIPC 7, and the General Assessment @ .0015 of $680.52 on line 2e on page 2 of the Form SIPC-7, noting no differences.

   b. Recalculated the mathematical accuracy of the SIPC adjustments noted above in section 3 above, noting no differences.

   c. Recalculated the sum of total additions of $1,927 and total deductions of $8,380,160 as reported on page 2 of the form SIPC, noting no differences.

   d. Recalculate the sum of total payments of $579.67 made on line 2b of page 1 and the payment of $100.85 made on line 2G on page 1 of the form, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of Highland Capital Funds Distributor, Inc. and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

Dallas, Texas
February 23, 2018

SIPC-7

(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 2017

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(35-REV 6/17)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

069128 FINRA DEC
Highland Capital Funds Distributor, Inc.
300 Crescent Court; Ste 700
Dallas, TX 75201

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

David Klos 972-628-4100

2. A. General Assessment (item 2e from page 2) $680.52

B. Less payment made with SIPC-6 filed (exclude interest) (579.67)
7/26/2017
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 100.85

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $100.85

G. PAYMENT: √ the box
Check mailed to P.O. Box ☑ Funds Wired ☐
Total (must be same as F above) $100.85

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Highland Capital Funds Distributor, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

FinOp
(Title)

Dated the 20 day of February, 20 18.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2017
and ending 12/31/2017

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$8,831,912
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	1,927
Total additions	1,927
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	(133,449)
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Non-securities related revenue generated from Transfer Pricing (Deductions in excess of $100,000 require documentation)	(8,246,711)
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $0	
Enter the greater of line (i) or (ii)	0
Total deductions	(8,380,160)
2d. SIPC Net Operating Revenues	$453,679
2e. General Assessment @ .0015 Rate effective 1/1/2017	$680.52
	(to page 1, line 2.A.)

SIPC-7 Instructions

This form is to be filed by all members of the Securities Investor Protection Corporation whose fiscal years end in 2011 and annually thereafter. The form together with the payment is due no later than 60 days after the end of the fiscal year, or after membership termination. Amounts reported herein must be readily reconcilable with the member's records and the Securities and Exchange Commission Rule 17a-5 report filed. Questions pertaining to this form should be directed to SIPC via e-mail at form@sipc.org or by telephoning 202-371-8300.

A. For the purposes of this form, the term "SIPC Net Operating Revenues" shall mean gross revenues from the securities business as defined in or pursuant to the applicable sections of the Securities Investor Protection Act of 1970 ("Act") and Article 6 of SIPC's bylaws (see page 4), less item 2c(9) on page 2.

B. Gross revenues of subsidiaries, except foreign subsidiaries, are required to be included in SIPC Net Operating Revenues on a consolidated basis except for a subsidiary filing separately as explained hereinafter.

If a subsidiary was required to file a Rule 17a-5 annual audited statement of income separately and is also a SIPC member, then such subsidiary must itself file SIPC-7, pay the assessment, and should not be consolidated in your SIPC-7.

SIPC Net Operating Revenues of a predecessor member which are not included in item 2a, were not reported separately and the SIPC assessments were not paid thereon by such predecessor, shall be included in item 2b(1).

C. Your General Assessment should be computed as follows:

(1) *Line 2a* For the applicable period enter total revenue based upon amounts reported in your Rule 17a-5 Annual Audited Statement of Income prepared in conformity with generally accepted accounting principles applicable to securities brokers and dealers, or if exempted from that rule, use X-17A-5 (FOCUS Report) Line 12, Code 4030.

(2) *Adjustments* The purpose of the adjustments on page 2 is to determine SIPC Net Operating Revenues.

(a) *Additions* Lines 2b(1) through 2b(7) assure that assessable income and gain items of SIPC Net Operating Revenues are totaled, unreduced by any losses (e.g., if a net loss was incurred for the period from all transactions in trading account securities, that net loss does not reduce other assessable revenues). Thus, line 2b(4) would include all short dividend and interest payments including those incurred in reverse conversion accounts, rebates on stock loan positions and repo interest which have been netted in determining line 2(a).

(b) *Deductions* Line 2c(1) through line 2c(9) are either provided for in the statue, as in deduction 2c(1), or are allowed to arrive at an assessment base consisting of net operating revenues from the securities business. For example, line 2c(9) allows for a deduction of either the total of interest and dividend expense (not to exceed interest and dividend income), as reported on FOCUS line 22/PART IIA line 13 (Code 4075), plus line 2b(4) or 40% of interest earned on customers' securities accounts (40% of FOCUS Line 5 Code 3960). Be certain to complete both line (i) and (ii), entering the greater of the two in the far right column. Dividends paid to shareholders are not considered "Expense" and thus are not to be included in the deduction. Likewise, interest and dividends paid to partners pursuant to the partnership agreements would also not be deducted.

If the amount reported on line 2c (8) aggregates to $100,000 or greater, supporting documentation must accompany the form that identifies these deductions. Examples of support information include; contractual agreements, prospectuses, and limited partnership documentation.

(i) Determine your SIPC Net Operating Revenues, item 2d, by adding to item 2a, the total of item 2b, and deducting the total of item 2c.

(ii) Multiply SIPC Net Operating Revenues by the applicable rate. Enter the resulting amount in item 2e and on line 2A of page 1.

(iii) Enter on line 2B the assessment due as reflected on the SIPC-6 previously filed.

(iv) Subtract line 2B and 2C from line 2A and enter the difference on line 2D. This is the balance due for the period.

(v) Enter interest computed on late payment (if applicable) on line 2E.

(vi) Enter the total due on line 2F and the payment of the amount due on line 2G.

(vii) Enter overpayment carried forward (if any) on line 2H.

D. Any SIPC member which is also a bank (as defined in the Securities Exchange Act of 1934) may exclude from SIPC Net Operating Revenues dividends and interest received on securities in its investment accounts to the extent that it can demonstrate to SIPC's satisfaction that such securities are held, and such dividends and interest are received, solely in connection with its operations as a bank and not in connection with its operations as a broker, dealer or member of a national securities exchange. Any member who excludes from SIPC Net Operating Revenues any dividends or interest pursuant to the preceding sentence shall file with this form a supplementary statement setting forth the amount so excluded and proof of its entitlement to such exclusion.

E. *Interest on Assessments* If all or any part of assessment payable under Section 4 of the Act has not been postmarked within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum on the unpaid portion of the assessment for each day it has been overdue.

F. Securities and Exchange Commission Rule 17a-5(e)(4) requires those who are not exempted from the audit requirement of the rule and whose gross revenues are in excess of $500,000 to file a supplemental independent public accountants report covering this SIPC-7 no later than 60 days after their fiscal year ends.

Mail this completed form to SIPC together with a check for the amount due, made payable to SIPC, using the enclosed return PO BOX envelope or wire the payment to:
Bank Name: Citibank, New York
Swift: CITIUS33
ABA#: 021000089
Account Number: 30801482
Address: 111 Wall Street, New York, New York 10043 USA
On the wire identify the name of the firm and its SEC Registration 8-# and label it as "for assessment."
Please fax a copy of the assessment form to (202)-371-6728 or e-mail a copy to form@sipc.org on the same day as the wire.

From Section 16(9) of the Act:

The term "gross revenues from the securities business" means the sum of (but without duplication)—

(A) commissions earned in connection with transactions in securities effected for customers as agent (net of commissions paid to other brokers and dealers in connection with such transactions) and markups with respect to purchases or sales of securities as principal;

(B) charges for executing or clearing transactions in securities for other brokers and dealers;

(C) the net realized gain, if any, from principal transactions in securities in trading accounts;

(D) the net profit, if any, from the management of or participation in the underwriting or distribution of securities;

(E) interest earned on customers' securities accounts;

(F) fees for investment advisory services (except when rendered to one or more registered investment companies or insurance company separate accounts) or account supervision with respect to securities;

(G) fees for the solicitation of proxies with respect to, or tenders or exchanges of, securities;

(H) income from service charges or other surcharges with respect to securities;

(I) except as otherwise provided by rule of the Commission, dividends and interest received on securities in investment accounts of the broker or dealer;

(J) fees in connection with put, call, and other options transactions in securities;

(K) commissions earned for transactions in (i) certificates of deposit, and (ii) Treasury bills, bankers acceptances, or commercial paper which have a maturity at the time of issuance of not exceeding nine months, exclusive of days of grace, or any renewal thereof, the maturity of which is likewise limited, except that SIPC shall by bylaw include in the aggregate of gross revenues only an appropriate percentage of such commissions based on SIPC's loss experience with respect to such instruments over at least the preceding five years; and

(L) fees and other income from such other categories of the securities business as SIPC shall provide by bylaw.

Such term includes revenues earned by a broker or dealer in connection with a transaction in the portfolio margining account of a customer carried as securities accounts pursuant to a portfolio margining program approved by the Commission. Such term does not include revenues received by a broker or dealer in connection with the distribution of shares of a registered open end investment company or unit investment trust or revenues derived by a broker or dealer from the sales of variable annuities, the business of insurance, or transactions in security futures products.

From Section 16(14) of the Act:

The term "Security" means any note, stock, treasury stock, bond, debenture, evidence of indebtedness, any collateral trust certificate, preorganization certificate or subscription, transferable share, voting trust certificate, certificate of deposit, certificate of deposit for a security, or any security future as that term is defined in section 78c(a)(55)(A) of this title, any investment contract or certificate of interest or participation in any profit-sharing agreement or in any oil, gas or mineral royalty or lease (if such investment contract or interest is the subject of a registration statement with the Commission pursuant to the provisions of the Securities Act of 1933 [15 U.S.C. 77a et seq.]), any put, call, straddle, option, or privilege on any security, or group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase or sell any of the foregoing, and any other instrument commonly known as a security. Except as specifically provided above, the term "security" does not include any currency, or any commodity or related contract or futures contract, or any warrant or right to subscribe to or purchase or sell any of the foregoing.

From SIPC Bylaw Article 6 (Assessments):
Section 1(f):

The term "gross revenues from the securities business" includes the revenues in the definition of gross revenues from the securities business set forth in the applicable sections of the Act.

Section 3:

For purpose of this article:
(a) The term "securities in trading accounts" shall mean securities held for sale in the ordinary course of business and not identified as having been held for investment,
(b) The term "securities in investment accounts" shall mean securities that are clearly identified as having been acquired for investment in accordance with provisions of the Internal Revenue Code applicable to dealers in securities.
(c) The term "fees and other income from such other categories of the securities business" shall mean all revenue related either directly or indirectly to the securities business except revenue included in Section 16(9)(A)-(L) and revenue specifically excepted in Section 4(c)(3)(C)[Item 2c(1), page 2].

Note: If the amount of assessment entered on line 2e of SIPC-7 is greater than 1/2 of 1% of "gross revenues from the securities business" as defined above, you may submit that calculation along with the SIPC-7 form to SIPC and pay the smaller amount, subject to review by your Examining Authority and by SIPC.

SIPC Examining Authorities:

ASE	American Stock Exchange, LLC	FINRA	Financial Industry Regulatory Authority
CBOE	Chicago Board Options Exchange, Incorporated	NYSE	Arca, Inc.
CHX	Chicago Stock Exchange, Incorporated	NASDAQ	OMX PHLX
		SIPC	Securities Investor Protection Corporation

HIGHLAND CAPITAL FUNDS
DISTRIBUTOR, INC.

Financial Statements for the Year Ended

December 31, 2017

Supplementary Schedule pursuant to Rule 17a-5
Under the Securities Exchange Act of 1934